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                                                                  EXHIBIT 12

McDonnell Douglas Finance Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges





                                         Years Ending December 31,
(Dollars in millions)                 1994   1993   1992  1991   1990

Income from continuing operations
  before income taxes and
  cumulative effect of
  accounting change                 $ 41.9 $ 40.8  $48.0  $57.2 $98.9


Fixed charges(1)                      111.8 120.0  149.4  202.0 219.9

Income from continuing operations
  before income taxes, cumulative
  effect of accounting change and
  fixed charges                     $153.7 $160.8 $197.4 $259.2 $318.8

Ratio of income to fixed charges        1.37  1.34   1.32   1.28   1.45

(1) Includes interest expense, amortization of discount and preferred stock dividends.